AMEND

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15026419

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

RECEIVED MAY 11 2015 SEC MAIL PROCESSING SECTION WASH., D.C. 201

SEC FILE NUMBER
8-50574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dole Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1188 BISHOP STREET, SUITE 1901
(No. and Street)

HONOLULU (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE (808) 537-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432 (Address) HONOLULU (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG 3/13

OATH OR AFFIRMATION

I, RICHARD B. DOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLE CAPITAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Signature

Member Manager
Title

Notary Public State of Hawaii
JOLEEN M. ENGLISH - My Commission Expires 10/10/16

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: Feb 10, 2015 **# Pages:** 16

Notary Name: **Joleen M. English** **First Circuit**

Doc. Description: SEC Annual Audited Report Form X-17A-5 Part III for Dole Capital, LLC

5/4/15

Notary Signature Date

NOTARY CERTIFICATION

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: DECEMBER 31, 2014

DOLE CAPITAL, LLC
(Name of Respondent)

1188 Bishop Street, Suite 1901, Honolulu, Hawaii 96813
(Address of executive office)

Richard B. Dole
Chief Financial Officer
Dole Capital, LLC
1188 Bishop Street, Suite 1901
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

DOLE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

Contents

Audited Financial Statements:

Other Financial Information:

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

DOLE CAPITAL, LLC
HONOLULU, HI 96813

Report on the Financial Statements
I have audited the accompanying statement of financial condition of Dole Capital, LLC as of December 31, 2014, the related notes to the financial statements and statement of supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 for the year.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion of these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, I will consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that my audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dole Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all their material respects in relation to the basic financial statements taken as a whole.

Honolulu, Hawaii
February 10, 2015

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	13,253
Marketable securities at market value		21,660
Total Assets	**$**	**34,913**

LIABILITIES AND MEMBERS EQUITY

Members Equity		
Members units, 1680 units issued	$	24,500
Retained earnings		10,413
Total Liabilities and Members Equity	**$**	**34,913**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2014

		Year Ended Dec. 31, 2014
Revenue:		
Financial advisory income	$	209
Dividend and interest income		325
Gain on Securities		2,870
	$	3,404
Expenses:		
Operating expenses	$	4,998
Net Income	$	**(1,594)**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2014

	Members' Units	Retained Earnings	Total Equity
Balance at January 1, 2014	24,500	12,007	36,507
Net (Loss) 2014		(1,594)	(1,594)
Balance at December 31, 2014	**24,500**	**10,413**	**34,913**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CASH FLOW
Year Ended December 31, 2014

Cash flow used by operating activities		
Net loss	$	(1,594)
Adjustments to reconcile net income to net cash used by operations -		
Decrease in accounts payable		(205)
Increase in Securities		(2,870)
Net cash used by operating activities		(4,669)
Cash at January 1, 2014		17,922
Cash at December 31, 2014	**$**	**13,253**
Supplemental disclosure		**NONE**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATE TO CLAIMS OF CREDITORS

Year Ended December 31, 2014

Balance at beginning of year	—
Increase	—
Decrease	—
Balance at end of year	—

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note A - Summary of Significant Accounting Policies:

Business Activities

Dole Capital LLC is registered as a Broker/Dealer in accordance with Section 15(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission and with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Dole Capital LLC's activities are the private placement of securities to institutions, qualified corporation and accredited individuals and merger and acquisition, consulting, and business and securities valuation and related financial advisory services in the state of Hawaii. Dole Capital, LLC does not handle customers' funds or securities. Dole Capital, LLC is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in the private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through, February 10, 2015 the date that the financial statements were available to be issued.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The financial statements do not include a provision for income taxes because the LLC does not incur Federal or Hawaii Income taxes. Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

Securities Owned

The Company records marketable securities owned at market value with unrealized gains and losses reflected in income.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements. At December 31, 2014, the Company had net capital of $ 31,664, which was $ 25,664 in excess of its required net capital of $ 6,000.

Note C - Related Party Transactions:

The Company has an expense agreement with Kuroman Realty, Inc., in which Kuroman Realty, Inc. agrees to assume payment responsibilities for paying certain ongoing business expenses of Dole Capital, LLC including space rent, utilities, telephone, certain office expenses, office supplies, insurance required for the office space, office equipment maintenance, and related miscellaneous ongoing expense for the operation of the business. In 2014 the Company paid $1,284 for such services. The sole shareholder of Kuroman Realty, Inc. is also an owner-member of Dole Capital, LLC.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	34,913
Add:		
Allowable credits		0
Total capital and allowable credits		34,913
Net capital before haircuts on securities positions		34,913
Haircuts on securities		
Common stock		(3,249)
Net Capital	$	**31,664**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3% of aggregate indebtedness)	$	0
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (120% of minimum dollar net capital)		6,000
Excess net capital	$	25,664

DOLE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2014

Credit balance in customers' security accounts	$	- 0 -
Debit balance	$	- 0 -
Reserve computation:		
Excess of total debts over total credits		NONE
Required deposit		NONE

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of December 31, 2014, and the computation presented.

DOLE CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2014

Dole Capital, LLC does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2014

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net Capital, per FOCUS Report, Part IIA	$ 31,664
Net Capital, per audited financial statements	**$ 31,664**

Dole Capital LLC
1188 Bishop Street, Suite 1712
Honolulu, Hawaii 96813
Member FINRA/SIPC
www.dolecapital.com

Investment Banking Services
Telephone: (808) 537-6007
Facsimile: (808) 536-5318
e-mail: rsdole@aol.com

Broker's Report of exemption from the requirements of 17 C.F.R. §240.15c3-3

Dole Capital, LLC, claims an exemption from the provisions of 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §15c3-3(k)(2)(i).

Dole Capital, LLC is a broker/dealer with limited activities in connection with private placements and mergers & acquisition consulting and with a "Special Account for the Exclusive benefit of customers" maintained.

Dole Capital, LLC was in compliance with the exemption provisions of Rule 15c3-3 as identified above throughout the entire year ended December 31, 2014 without exception.

DOLE CAPITAL, LLC

I, Richard B. Dole, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard B. Dole
Member-Manager

February 10, 2015

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Dole Capital, LLC
1188 Bishop St., Suite 1901
Honolulu, HI 96813-3307

I have reviewed management's statements included in the accompanying broker's report of exemption from 17 C.F.R. §240.15c3-3, in which (1) Dole Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dole Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision (2)(ii) and (2) Dole Capital, LLC stated that Dole Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Dole Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dole Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

DAVID E. LATHAM, C.P.A.
Honolulu, HI

February 10, 2015

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com